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TO OUR SHAREHOLDERS

    Third quarter earnings of $6.0 million, or 60 cents per share, increased 19 percent from last year on a sales increase of 8 percent. The continued strengthening of the dollar reduced sales by $2.3 million and net earnings by $0.4 million, or 4 cents per share.

     Nine-month earnings of $16.8 million, or $1.69 per share, increased 19 percent from last year. Sales for the period were up 8 percent. The stronger dollar reduced year-to-date sales by $5.4 million and net earnings by $1.0 million, or 10 cents per share.

ORDERS, OPERATING MARGIN IMPROVE

     Third quarter orders continued the strong performance that began early in the year. Key factors included favorable economic conditions and the considerable number of new and updated products we have introduced over the past several years. Year-to-date, orders are up 13 percent in North America and also internationally on a local currency basis. While nearly all product lines and major markets performed well, the strongest gains came from industrial floor maintenance equipment in North America and commercial floor maintenance equipment sold internationally.

     We produced another significant improvement in operating margin in the quarter, which raised the nine-month margin to 9.3 percent versus 8.5 percent last year. This year-to-date improvement was due to a higher gross margin and a lower selling and administrative expense rate. While expenses were up more than sales for the quarter, the primary reason was an increase in incentive compensation (due mainly to higher sales and improved profitability) and because the comparison was to a period of reduced expenses last year.

OUTLOOK FOR REMAINDER OF 1997

     The current quarter will be by far the most challenging. Last year's fourth quarter earnings benefited from strong order performance and stringent expense controls. In addition, the continued strength of the dollar will have a negative effect of about 4 cents per share on this quarter's earnings. Even so, we anticipate being able to surpass last year's record fourth quarter earnings of 69 cents per share.

     In May 1997, the Board authorized the repurchase of up to 600,000 shares of the company's common stock. To date, 203,000 shares have been acquired under this authority.

/s/ Roger L. Hale
------------------------------
Roger L. Hale
CHIEF EXECUTIVE OFFICER                                    October 15, 1997

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STRONG PRODUCT LINES, FRANCHISE AND PARTNERSHIPS

    The Company expects to continue above-average growth in commercial equipment, maintain its market leadership in industrial equipment, and expand the floor coatings business by capitalizing on its strong product lines, sales/service network and customer partnerships.

- STRONG PRODUCTS: Tennant devotes a much higher percentage of sales to product engineering than do most capital goods companies and, in total amount spent, significantly more than its competitors. This allows it to offer a broad product line, regularly introducing new products with the longest and strongest warranties in the industry.

- STRONG FRANCHISE: Tennant's industrial products are sold and serviced directly in eight countries and through full-service distributors in 45 others--a network unmatched in the industry; and its commercial products are marketed in North America by one of the most extensive distributor networks in the business.

- STRONG PARTNERSHIPS: Tennant is bringing together its three complementary product lines so it can work more closely with customers to help them develop and implement total solutions to their cleaning needs.

    These strengths are supported by Tennant's strong cash flow and balance sheet. As a result, the Company expects to reach its financial mission of creating value for shareholders by providing an above-average total return through:

-   8% sales and 10% earnings per share annual increases over the long term.

- 20% return on beginning shareholders' equity in the years of the economic cycle growth.

-   Consistent increases in the dividend.


PRODUCTS FOR A CLEANER AND SAFER WORLD

      To meet the market's need for more durable, more affordable, cleaning machines, Tennant introduced the Model 7200 riding scrubber this past summer. Literally at the push of a button, the compact, rugged 7200 scrubs up dirt, grime, liquid spills, and broken glass. Inexpensive to own and highly productive, the 7200 does twice the work of a standard walk-behind scrubber, in virtually the same amount of time. And for the first time, Tennant is offering a scrubber "bundled": complete with brushes, detergent, and batteries. The 7200 scrubber: just another example of how Tennant successfully responds to the needs of the industrial cleaning market.

                               [PHOTO]